FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 3, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Shareholders approve all resolutions on the agenda of Tenaris’s Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Shareholders approve all resolutions on the agenda of Tenaris’s Annual General Meeting

Luxembourg, May 3, 2022 - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) announced that its annual general meeting of shareholders held on May 3, 2022, in accordance with applicable regulation on the holding of corporate meetings adopted in light of the COVID-19 pandemic, approved all resolutions on its agenda.

Among other resolutions adopted at the annual general meeting, the shareholders acknowledged the Company’s 2021 annual report, containing the consolidated management report and the related management certifications and external auditors’ reports; and the Company’s 2021 annual sustainability report containing the non-financial statement. The annual general meeting also approved the consolidated financial statements as of and for the year ended December 31, 2021, and the annual accounts as at December 31, 2021.

The annual general meeting also approved an annual dividend of US$0.41 per share (or US$0.82 per ADR), which represents an aggregate sum of approximately US$484 million, and which includes the interim dividend of US$0.13 per share (US$0.26 per ADR) or approximately US$153 million, paid in November 2021. Tenaris will pay the balance of the annual dividend in the amount of US$0.28 per share (or US$0.56 per ADR), in U.S. dollars on May 25, 2022, with an ex-dividend date of May 23, 2022, and record date of May 24, 2022.

The annual general meeting resolved to maintain the number of directors in eleven and approved the re-election of Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel and the appointment of Ms. Maria Novales-Flamarique as new board member. All board members will hold office until the meeting that will be convened to decide on the 2022 annual accounts.

The board of directors subsequently re-elected Mr. Roberto Monti, Mr. Jaime Serra Puche and Ms. Monica Tiuba as audit committee members and elected Mr. Simon Ayat as new audit committee member, with Ms. Tiuba to continue as the committee’s chairperson. All members of the audit committee qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

In addition, the annual general meeting approved the compensation payable to the members of the Board of Directors for the year ending December 31, 2022, and the Compensation Report for the year ended December 31, 2021; and appointed PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as Tenaris’s external auditors for the fiscal year ending December 31, 2022.

Copies of the minutes of the annual general meeting can be downloaded from Tenaris’s website at ir.tenaris.com/corporate-governance/annual-general-meeting.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.